Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON
Rex Berthelsen, B. App. Sc., P.G. Dip. Sc., MAusIMM
Hillston Road
COBAR NSW 2835
Australia

I, Rex Berthelsen, am a Principle Geologist with Peak Gold Asia Pacific Pty Ltd, a wholly owned subsidiary of New Gold Inc. (New Gold). I carried out the assignment for New Gold with an office at Suite 3110, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

This certificate applies to the technical report entitled "Technical Report on Peak Gold Mines, New South Wales, Australia" dated January 1, 2009.

I am a member of The Australasian Institute of Mining & Metallurgy. I graduated from the University of South Queensland with a Bachelor of Applied Science in 1990 and I graduated from James Cook University with a Post Graduate Diploma in Science in 1991.

I have worked as a geologist in the minerals industry for 18 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold and base metals.

I am employed by Peak Gold Asia Pacific Pty Ltd. and was previously Chief Geologist with Peak Gold Mines Pty Ltd. I have worked for Peak Gold Mines since 2001 and have supervised and managed much of the data collection, interpretation and modeling of the Cobar Goldfield deposits since that time.

I am responsible for the preparation of Sections 7-15, 17.1 to 17.7, and 22 in the Technical Report on Peak Gold Mines, New South Wales, Australia dated January 1, 2009.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Rex Berthelsen"
Rex Berthelsen, Principal Geologist
Dated: March 30, 2009